Exhibit 14.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-13146 on Form F-3 of our report dated 26 June 2006 (which expresses an unqualified opinion and includes an explanatory paragraph describing that International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America and that the information relating to the nature and effect of such differences is presented in Notes 55 to 59 to the consolidated financial statements) appearing in this Annual Report on Form 20-F of Abbey National plc for the year ended 31 December 2005.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
26 June 2006